Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 28, 2016
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$383.6
Add (deduct):
Fixed charges	76.4
Distributed income of equity method investees	14.6
Capitalized interest	(2.2)
Earnings available for fixed charges (a)	$472.4

Fixed charges:
Interest expense	$59.8
Capitalized interest	2.2
One third of rental expense (1)	14.4
Total fixed charges (b)	$76.4

Ratio of earnings to fixed charges (a/b)	6.2

(1) Considered to be representative of interest factor in rental expense.